UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 31, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT 2019, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

W372 Controlled Subsidiary – Los Angeles, CA

On December 31, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, W372 (the “W372 Controlled Subsidiary”), for an initial purchase price of approximately $1,520,000, which is the initial stated value of our equity interest in the RSE W372 Controlled Subsidiary (the “W372 Investment”). The W372 Controlled Subsidiary used the proceeds to close on the acquisition of vacant land that totals approximately 6,250 square feet (the “W372 Property”). The W372 Property was unimproved at acquisition. The closing of both the W372 Investment and the W372 Property occurred concurrently.

The W372 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the W372 Investment (the “W372 Operative Agreements”), we have full authority for the management of the W372 Controlled Subsidiary, including the W372 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the W372 Investment, paid directly by the W372 Controlled Subsidiary.

The W372 Property was acquired for a purchase price of approximately $1,520,000, which includes the acquisition fee of approximately $15,000. We anticipate development costs of approximately $900,000 to build a semi-temporary retail structure on the site which we plan on leasing out as we continue to acquire adjacent parcels on the street. We expect the lifecycle of this development to be approximately 7 years which has been factored into our initial return projections. This will bring the total projected equity for the W372 Property to approximately $2,420,000. The development work is anticipated to occur within one year; however, there can be no guarantee that such results will be achieved. No financing was used for the acquisition of the W372 Property.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles, with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail user/operators, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W372	10.2% - 13.4%	$710,000	$190,000	3.0%	3.0%	4.50%	7 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT 2019, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH eREIT 2019, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: January 7, 2020